Exhibit 99.67

Scissor Drilling at Arrow Intersects Substantial Off-Scale in the Higher Grade A2 Sub-Zone and the A1 Shear

Vancouver, BC, September 6, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report radioactivity results from eight holes from our on-going summer drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Drilling at the Arrow Deposit continues to intersect extensive off-scale radioactivity in the higher grade A2 sub-zone (the “Sub-Zone”). Highlighting this batch of results, scissor hole AR-16-98c2 which was drilled towards the northwest and collared at the southeast, intersected 85.0 m of total composite mineralization including dense accumulations of massive pitchblende largely outside the margin of the A2 High Grade Domain. This hole intersected 10.05 m of off-scale radioactivity including 5.75 m of minimum-greater-than-61,000 cps radioactivity of which 4.5 m was continuous.

Additionally, holes AR-16-92c3 and -93c2 drilled significant intervals of massive to semi-massive pitchblende in the A2 shear. These holes, and the others reported in this news release, are expected to provide for further definition of the A2 High Grade Domain.

Furthermore, drilling in the new high grade zone within the A1 shear continues to return strong visible uranium mineralization where AR-16-98c1 intersected 44.5 m of total composite mineralization including 9.45 m of off-scale radioactivity making it the most strongly mineralized hole drilled into the A1 shear to date.

Highlights:

A2 Sub-Zone

•	Scissor hole AR-16-98c2 (70 m up-dip from AR-15-44b) intersected 85.0 m of total composite mineralization including 10.05 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 128.0 m section (414.0 to 542.0 m), and featured 5.75 m of minimum-greater-than-61,000 cps in the Sub-Zone, 4.5 m of which was continuous.

•	Scissor hole AR-16-93c2 (109 m up-dip and northeast from AR-15-44b) intersected 69.5 m of total composite mineralization including 11.15 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 98.0 m section (427.0 to 525.0 m) and featured 1.5 m of minimum-greater-than-61,000 cps in the Sub-Zone.

•	AR-16-92c3 (91 m down-dip and southwest from AR-15-44b) intersected 49.5 m of total composite mineralization including 10.8 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 109.0 m section (531.0 to 640.0 m), and featured 2.3 m of minimum-greater-than-61,000 cps in the Sub-Zone.

A1 Shear

•	Scissor hole AR-16-98c1 (16 m southwest of AR-16-84c1) intersected 44.5 m of total composite mineralization including 9.45 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 134.0 m section (570.5 to 704.5 m) in the A1 shear.

Table 1: Higher Grade A2 Sub-Zone Angled Drill Holes

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR- 15- 57c3[2]
Total composite mineralization =	75.5m	42.0m	86.0m	143.0m	135.6m	73.5m	62.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.4m	5.9m	14.3m	17.8m	30.3m	15.7m	4.4m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.5m	3.0m	3.9m	10.6m	7.8m	5.2m	2.5m
Total Off-scale (>61,000 cps)[3] =	1.0m	0.5m	2.0m	2.0m	1.5m	2.2m	1.8m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

Winter 2016	AR-16- 81c3[2]	AR-16- 76c4[2]	AR-16- 76c1[2]	AR-16- 76c3[2]	AR-16- 63c1[2]	AR-16- 63c3[2]	AR- 16- 86c1[2]	AR- 16- 74c1[2]	AR-16- 63c2[2]	AR- 16- 91c2[2]	AR-16- 64c3[2]	AR- 16- 64c2[2]	AR- 16- 64c1[2]	AR- 16- 72c2[2]	AR- 16- 78c1[2]	AR-16- 78c4[2]
Total composite mineralization =	48.5m	105.7m	73.5m	67.5m	55.5m	147.0m	90.0m	88.0m	138.0m	89.0m	102.0m	76.0m	74.0m	93.0m	64.0m	120.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	5.2m	19.9m	14.8m	14.9m	6.9m	22.1m	8.8m	21.2m	17.1m	13.4m	18.8m	16.0m	10.3m	7.0m	11.6m	25.8m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.0m	1.0m	2.8m	5.0m	0.5m	3.0m	2.3m	1.2m	9.9m	6.0m	2.5m	4.7m	3.7m	0.5m	3.0m	6.2m
Total Off-scale (>61,000 cps)[3] =	2.5m	0.0m	5.3m	4.5m	0.0m	0.5m	2.0m	0.0m	13.9m	3.0m	0.0m	5.5m	0.0m	1.7m	2.5m	5.5m
Continuous GT (Grade x Thickness) =	395	142 and 63	762	761	203	274 and 124	394	160 and 35	638 and 604	514	172 and 92	541	338	156 and 45	485	660 and 88 and 67

Summer 2016	AR-16- 92c3	AR-16- 98c2	AR-16- 93c2
Total composite mineralization =	49.5m	85.0m	69.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	7.1m	3.3m	8.15m
Total Off-scale (>30,000 to 60,999 cps)[3] =	1.4m	1.0m	1.5m
Total Off-scale (>61,000 cps)[3] =	2.3m	5.75m	1.5m
Continuous GT (Grade x Thickness) =	Assays Pending	Assays Pending	Assays Pending

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Activities & Financial

•	The land-based and basement hosted Arrow Deposit currently covers an area of 870 m by 300 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in most directions and at depth.

•	The summer 2016 program comprising 35,000 m of drilling is continuing with seven drill rigs active.

•	The Company has cash on hand of approximately $90 million.

A drill hole location map and an A2 long section featuring the A2 High Grade Domain are shown in Figures 1 and 2.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “These latest drill results show that Arrow continues to develop at a rapid pace with infill drilling confirming the strength of the mineralizing system across the Arrow deposit. The Sub-Zone continues to deliver strong results with scissor hole -98c2 providing the second largest amount of minimum-greater-than-61,000 cps radioactivity which is only surpassed by the best hole at Arrow; hole AR-16-63c2. Furthermore, the high-grade area of the A1 shear continues to develop rapidly with hole -98c1 being our best hole in the A1 to date.”

Leigh Curyer, Chief Executive Officer, commented: “Infill drilling at Arrow continues to both confirm the continuity of grade and thickness of the deposit, especially within the A2 High Grade Domain as well as expanding the known area of mineralization. In addition to Arrow, regional drilling this summer has already successfully led to a significant new mineral discovery 4.7 km northeast of Arrow called Harpoon which we continue to drill test along with regional targets to the southwest of Arrow along the Patterson Corridor.”

Figure 1: Arrow Deposit Drill Hole Location

Figure 3: A2 Mineralized Shear Long Section (Close Up of the A2 High Grade Domain)

NexGen Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
2014/2015 Drill Hole
Assays Pending
5.8m 57.0m >10,000 cps Anomalous Radioactivity
Denotes vertical intersection
A2 High Grade Domain Arrow Maiden Resource
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Small diameter pierce points were drilled in 2014 and 2015, all other holes were drilled in 2016
The A2 High Grade Domain is from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Deposit
A2 Shear - Longitudinal Section
30
400m
450m
500m
550m
600m
86c2
85c3
93c1
6.75m 63.0m
93c2
11.15m 69.5m
85c4
86c1
98c1
6.4m 80.0m
91c3
98c2
10.05m 85.0m
80c1
85c1
85c2
91c1
64c1
78c1
91c4
81c1
80c2
80c3
76c1
63c1
91c2
84c1
78c2
81c2
80c4
76c2
76c3
63c3
63c2
64c2
84c3
81c3
78c3
84c2
76c4
64c3
74c1
84c4
78c4
92c3
10.8m 49.5m
92c1
74c2
72c1
92c2
2.9m 40.0m
74c4
96c1
10.2m 106.5m
72c2
92c4
2.25m 39.5m
74c3
61c3

Table 2: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-16-92c2	147	-67	1052.00	111.00	562.00	562.50	0.50	<500 - 700
					567.00	568.00	1.00	<500 - 610
					570.50	575.00	4.50	<500 - 1200
					585.00	586.50	1.50	<500 - 770
					592.00	592.50	0.50	510 - 7000
					596.00	596.50	0.50	<500 -1700
					604.50	621.00	16.50	<500 - 25000
					627.00	628.00	1.00	<500 - 12000
					630.50	631.50	1.00	<500 - 1600
					637.50	640.50	3.00	<500 - 37000
					643.50	653.50	10.00	<500 - >61000
					657.50	658.00	0.50	<500 - 530
					664.50	665.00	0.50	<500 - 900
					668.00	668.50	0.50	<500 - 2000
					672.50	674.00	1.50	<500 - 1150
					744.50	748.00	3.50	<500 - 2700
					775.50	776.00	0.50	<500 - 1900
					778.50	794.50	16.00	<500 - 7000
					797.00	801.50	4.50	<500 - 2000
					810.00	813.50	3.50	<500 - 1500
					817.50	821.00	3.50	<500 - 2200
					829.00	830.00	1.00	<500 - 1800
					835.50	840.00	4.50	<500 - 4300
					858.00	859.00	1.00	<500 -1500
					861.50	862.00	0.50	<500 - 1400
					864.50	867.00	2.50	<500 - 1900
					872.50	873.00	0.50	<500 - 520
					875.50	876.00	0.50	<500 - 550
					891.00	894.50	3.50	<500 - 3800
					898.00	898.50	0.50	<500 - 900
					902.50	907.00	4.50	<500 - 2900
					910.50	914.50	4.00	<500 - 1000
					917.00	919.50	2.50	<500 - 22000
					922.50	925.50	3.00	<500 - 4400
					931.00	931.50	0.50	<500 - 2600
					939.00	944.50	5.50	<500 - 29000

					971.00	978.00	7.00	<500 - 22000
					983.50	984.50	1.00	<500 ->61000
					988.00	989.50	1.50	<500 - 18000
					997.50	1002.00	4.50	<500 - >61000
					1007.00	1010.00	3.00	<500 - 2900
AR-16-92c3	147	-67	972.00	111.00	531.00	542.00	11.00	<500 - 3800
					554.00	556.50	2.50	<500 - 4800
					559.00	561.50	2.50	<500 - 1300
					570.50	571.00	0.50	<500 - 1100
					575.00	576.50	1.50	<500 - 815
					599.00	599.50	0.50	<500 - 1050
					602.00	608.00	6.00	<500 - 11000
					611.50	625.00	13.50	<500 - >61000
					629.00	640.50	11.50	<500 - >61000
					645.50	655.00	9.50	<500 - 3000
					657.50	660.00	2.50	<500 - 6800
					664.50	665.50	1.00	<500 - 3000
					668.50	669.50	1.00	<500 - 1800
					673.50	674.50	1.00	<500 - 1300
					686.50	687.00	0.50	<500 - 580
					696.75	700.00	3.25	<500 - 12000
					713.00	715.50	2.50	<500 - 850
					722.50	723.00	0.50	<500 - 540
					774.00	774.50	0.50	<500 - 1160
					792.00	794.50	2.50	<500 - 1700
					816.00	823.00	7.00	<500 - 2800
					829.50	830.50	1.00	<500 - 11000
					833.50	834.50	1.00	<500 - 7000
					846.00	847.00	1.00	<500 - 38000
					874.00	875.50	1.50	<500 - 4600
					881.50	882.00	0.50	<500 - 3300
					899.00	900.00	1.00	<500 - 770
AR-16-92c4	147	-67	1041.00	111.00	538.00	538.50	0.50	<500 - 570
					594.50	603.50	9.00	<500 - 19000
					608.00	609.00	1.00	600 - 1800
					612.00	612.50	0.50	<500 - 2200
					615.50	620.00	4.50	<500 - 41000
					630.50	631.00	0.50	<500 - 560
					637.00	642.50	5.50	<500 - >61000
					645.00	652.00	7.00	<500 - 17000
					654.50	658.50	4.00	<500 - 4800

					661.50	667.50	6.00	<500 - 1000
					674.50	676.00	1.50	<500 - 1600
					680.50	713.50	33.00	<500 - >61000
					716.00	725.50	9.50	<500 - 11000
					757.00	757.50	0.50	<500 - 900
					766.00	767.00	1.00	<500 - 800
					798.00	798.50	0.50	<500 - 550
					807.50	815.50	8.00	<500 - 1700
					822.50	829.00	6.50	<500 - 1900
					831.50	834.00	2.50	<500 - 4900
					836.50	837.00	0.50	<500 - 560
					839.50	842.50	3.00	<500 - 1600
					851.00	853.00	2.00	<500 - 2000
					869.00	872.50	3.50	<500 - 1500
					891.00	892.00	1.00	<500 - 1100
					895.00	896.50	1.50	<500 - 2200
					902.00	906.00	4.00	<500 - 1400
					919.00	919.50	0.50	<500 - 560
					933.50	934.50	1.00	<500 - 1100
					940.50	945.00	4.50	<500 - 14000
					967.50	982.00	14.50	<500 - 42000
					998.50	999.00	0.50	<500 - 3750
					1011.00	1011.50	0.50	<500 - 3100
AR-16-93c1	327	-69	849.00	138.00	420.00	420.50	0.50	<500 - 940
					424.50	425.50	1.00	<500 - 1150
					429.00	436.00	7.00	<500 - 3200
					442.50	444.00	1.50	<500 - 740
					450.00	501.00	51.00	<500 - >61000
					509.00	511.00	2.00	<500 - 12000
					604.00	605.00	1.00	<500 - 1800
					626.50	629.00	2.50	<500 - 4100
					631.50	633.50	2.00	<500 - 2400
					636.00	643.00	7.00	<500 - 2600
					678.00	678.50	0.50	<500 - 530
					695.00	711.50	16.50	<500 - 4700
					746.00	749.50	3.50	<500 - 6450
AR-16-93c2	327	-69	834.00	138.00	400.50	401.50	1.00	<500 - 1250
					412.50	414.00	1.50	<500 - 1650
					427.00	430.50	3.50	<500 - 1000
					437.00	444.00	7.00	<500 - 2400
					447.00	448.00	1.00	<500 - 800

					453.00	465.00	12.00	<500 - 7800
					468.00	505.50	37.50	<500 - >61000
					509.00	510.50	1.50	<500 - 3300
					514.00	520.00	6.00	<500 - >61000
					524.00	525.00	1.00	<500 - 690
					564.00	564.50	0.50	<500 - 500
					594.50	595.00	0.50	<500 - 880
					609.50	611.50	2.00	<500 - 650
					614.00	617.00	3.00	<500 - 2500
					625.50	628.00	2.50	<500 - 15000
					656.50	657.00	0.50	<500 - 740
					659.50	661.50	2.00	<500 - 1100
					665.00	669.00	4.00	<500 - 16000
					679.00	681.00	2.00	<500 - 2300
					697.50	713.00	15.50	<500 - 56000
					716.50	719.50	3.00	<500 - 1950
					734.50	736.50	2.00	<500 - 520
AR-16-96c1	147	-73	1026.00	108.00	398.50	400.00	1.50	<500 - 720
					406.50	415.50	9.00	<500 - 1500
					512.50	513.50	1.00	<500 - 1350
					517.50	518.00	0.50	<500 - 1600
					522.00	545.00	23.00	<500 - >61000
					564.50	577.50	13.00	<500 - 5100
					581.00	581.50	0.50	<500 - 930
					589.00	596.50	7.50	<500 - 10500
					606.50	623.50	17.00	<500 - 35000
					627.50	662.00	34.50	<500 - 42000
					665.00	667.50	2.50	<500 - 700
					670.00	673.00	3.00	<500 - 5600
					682.50	684.00	1.50	<500 - 750
					693.00	695.50	2.50	<500 - 2800
					707.50	708.00	0.50	<500 - 1700
					721.00	721.50	0.50	<500 - 510
					724.50	725.00	0.50	<500 - 560
					733.00	733.50	0.50	<500 - 530
					737.50	741.50	4.00	<500 - 1000
					762.50	763.00	0.50	<500 - 720
					765.50	768.00	2.50	<500 - 1000
					776.00	779.00	3.00	<500 - 710
					783.50	784.00	0.50	<500 - 520
					792.00	792.50	0.50	<500 - 1900

					796.00	796.50	0.50	<500 - 6300
					937.50	938.00	0.50	<500 - 600
					964.50	965.00	0.50	<500 - 960
AR-16-98c1	327	-73	804.00	130.60	386.50	387.00	0.50	<500 - 1150
					405.50	412.50	7.00	<500 - 4300
					415.50	419.50	4.00	<500 - 1950
					423.50	430.00	6.50	<500 - 2400
					437.50	440.00	2.50	<500 - 1900
					451.50	454.00	2.50	<500 - 1800
					459.50	497.50	38.00	<500 - >61000
					501.00	519.00	18.00	<500 - >61000
					528.50	529.00	0.50	<500 - 520
					532.00	532.50	0.50	<500 - 1200
					570.50	576.00	5.50	<500 - 1000
					593.00	597.00	4.00	<500 - 2200
					602.50	603.00	0.50	<500 - 16000
					658.50	661.00	2.50	<500 - 2200
					665.00	687.00	22.00	<500 - >61000
					692.50	696.00	3.50	<500 - 15000
					699.50	704.50	5.00	<500 - 27000
					734.50	736.00	1.50	<500 - 5200
					747.00	747.50	0.50	<500 - 1700
AR-16-98c2	327	-73	804.00	130.60	414.00	419.00	5.00	<500 - 3550
					422.50	427.00	4.50	<500 - 1000
					429.50	433.00	3.50	<500 - 7000
					455.00	463.50	8.50	<500 - 1200
					466.00	489.00	23.00	<500 - 5500
					492.00	527.50	35.50	<500 - >61000
					537.00	542.00	5.00	<500 - 13000
					589.00	591.00	2.00	<500 - 1800
					637.00	637.50	0.50	<500 - 580
					674.00	676.50	2.50	<500 - 1200
					706.00	708.50	2.50	<500 - 2100
					715.50	725.50	10.00	<500 - 2350
					733.00	734.00	1.00	<500 - 1400
					758.50	759.00	0.50	<500 - 7800
					787.00	787.50	0.50	<500 - 540
					793.00	793.50	0.50	<500 - 550
					796.50	798.50	2.00	<500 - 850
					805.50	808.50	3.00	<500 - 950

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

ARROW DEPOSIT DRILLING

AR-16-92c2

Hole AR-16-92c2 was a directional hole that departed pilot hole AR-16-92c1 at a depth of 213 m. It tested the A2 shear 21 m down-dip and northeast of AR-16-92c1 (9.5 m of off-scale radioactivity in the A2; assays pending) and the A3 shear 26 m down-dip and northeast of the same hole. Directional drilling was initiated at 228 m. The A2 and A3 shears where intersected at inclinations of -63° and -69°, respectively.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A5 shears). Anomalous to strongly anomalous radioactivity was intersected in the A2 through A5 shears in association with semi-massive veins, stringers, disseminated and fracture-controlled pitchblende mineralization. A total composite mineralization of 126.0 m including 3.95 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 448.0 m section (562.0 to 1010.0 m). In the A2 shear, 40.0 m of composite mineralization including 2.9 m of off-scale radioactivity was intersected. In the A3 shear, 23.0 m of composite mineralization was intersected. In the A4 shear, 40 m of composite mineralization including 0.3 m of off-scale radioactivity was intersected. In the A5 shear, 23.0 m of composite mineralization including 0.75 of off-scale radioactivity was intersected. The hole was terminated at 1050 m.

AR-16-92c3

Hole AR-16-92c3 was a directional hole that departed pilot hole AR-16-92c3 at a depth of 231 m. It tested the A2 shear 27 m southwest of AR-16-92c1 and the A3 shear 38 m northeast of the same hole. Directional drilling was initiated at 243 m. The A2 and A3 shears where intersected at inclinations of -61° and -62°, respectively.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A5 shears). Anomalous to strongly anomalous radioactivity was intersected in the A2 through A5 shears in association with semi-massive veins, stringers, disseminated and fracture-controlled pitchblende mineralization. A total composite mineralization of 87.25 m including 11.05 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 369.0 m section (531.0 to 900.0 m). In the A2 shear, 49.5 m of composite mineralization including 10.8 m of off-scale radioactivity was intersected featuring 2.3 m at a minimum exceeding 61,000 cps. In the A3 shear, 21.75 m of composite mineralization including 0.05 m of off-scale radioactivity was intersected. the A4 shear, 12.0 m of composite mineralization including 0.1 m of off-scale radioactivity was intersected. the A5 shear, 4.0 m of composite mineralization including 0.1 m of off-scale radioactivity was intersected. The hole was terminated at 900 m.

AR-16-92c4

Hole AR-16-92c4 was a directional hole that departed pilot hole AR-16-92c3 at a depth of 246 m. It tested the A2 shear 44 m down-dip of AR-16-92c1 and the A3 shear 51 m down-dip of the same hole. Directional drilling was initiated at 307 m. The A2 and A3 shears were intersected at inclinations of -65° and -64°, respectively.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A5 shears). Anomalous to strongly anomalous radioactivity was intersected in the A2 through A5 shears in association with semi-massive veins, stringers, disseminated and fracture-controlled pitchblende mineralization. A total composite mineralization of 138.5 m including 5.6 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 473.5 m section (538.0 to 1011.5 m). In the A2 shear, 39.5 m of composite mineralization including 2.25 m of off-scale radioactivity was intersected. In the A3 shear, 44.5 m of composite mineralization including 1.45 m of off-scale radioactivity was intersected. In the A4 shear, 33.0 m of composite mineralization was intersected. In the A5 shear, 21.0 m of composite mineralization including 1.90 m of off-scale radioactivity was intersected. The hole was terminated at 1041 m.

AR-16-93c1

Hole AR-16-93c1 was a directional hole collared from surface at an angled orientation (-69°) to the northwest (327° Azimuth). It was designed as a scissor hole to both verify the thickness of near vertically dipping mineralization in the A2 shear and to test the A1 shear in an area of very little drilling. Directional drilling was initiated at 201 m. The A1 and A2 shears were both intersected at an inclination of -67°.

The hole intersected heavily bleached and desilicified Athabasca Group sandstones between 123.0 m and the unconformity at 138.0 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected highly anomalous radioactivity in the A1 and A2 shears that was associated with semi-massive to massive veins, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 96.0 m including 6.75 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 329.5 m section (420.0 to 749.5 m). In the A1 shear, 29.5 m of mineralization was intersected. In the A2 shear, 63.0 m of composite mineralization including 6.75 m of off-scale radioactivity was intersected. In addition, 3.5 m of mineralization was intersected to the northwest of the A1 shear. The hole was terminated at 849 m.

AR-16-93c2

Hole AR-16-93c2 was a directional hole that departed pilot hole AR-16-93c1 at a depth of 204 m. It was designed as a scissor hole to both verify the thickness of near vertically dipping mineralization in the A2 shear and to test the A1 shear in an area of very little drilling. Directional drilling was initiated at 216 m. The A1 and A2 shears were intersected at inclinations of -68° and -69°, respectively.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected highly anomalous radioactivity in the A1 through A3 shears that was associated with semi-massive to massive veins, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 109.5 m including 14.6 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 335 m section (400.5 to 736.5 m). In the A1 shear, 35.5 m of mineralization including 3.45 m of off- scale radioactivity was intersected. In the A2 shear, 69.5 m of composite mineralization including 11.15 m of off-scale radioactivity was intersected. In the A3 shear, 2.5 m of composite mineralization was intersected. In addition, 2.0 m of mineralization was intersected to the northwest of the A1 shear. The hole was terminated at 834 m.

AR-16-96c1

Hole AR-16-93c1 was a directional hole collared from surface at an angled orientation (-73°) to the southeast (147° Azimuth). It tested the A2 shear 25 m down-dip of AR-16-78c4 (17.60% U3O8 over 37.5 m in the A2 shear) and the A3 shear 22 m down-dip and southwest of AR-15-43a. Directional drilling was initiated at 291 m. The A2 and A3 shears were intersected at inclinations of -70° and -71°, respectively.

The hole intersected bleached Athabasca Group sandstones between 105.0 m and the unconformity at 108.0 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A1 through A4 shears in association with semi-massive veins, stringers, disseminated and fracture-controlled pitchblende mineralization. A total composite mineralization of 131.5 m including 10.2 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 566.5 m section (398.5 to 965.0 m). In the A1 shear, 10.5 m of composite mineralization was intersected. In the A2 shear, 106.5 m of composite mineralization including 10.2 m of off-scale radioactivity was intersected. In the A3 shear, 13.5 m of composite mineralization was intersected. In the A4 shear, 1.0 m of composite mineralization was intersected. The hole was terminated at 1026 m.

AR-16-98c1

Hole AR-16-98c1 was a directional hole collared from surface at an angled orientation (-73°) to the northwest (327° Azimuth). It was designed as a scissor hole to both verify the thickness of near vertically dipping mineralization in the A2 shear and to test the A1 shear in the area of AR-16-84c1 (2.13% U3O8 over 28.5 m and 0.98% U3O8 over 18.0 m). Directional drilling was initiated at 249 m. The A1 and A2 shears were intersected at -69° and -72°, respectively.

The hole intersected heavily bleached and desilicified Athabasca Group sandstones between 110.6 m and the unconformity at 130.6 m. Basement lithologies consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 and A3 shears). The hole successfully intersected highly anomalous radioactivity in the A1 and A2 shears that was associated with semi-massive to massive veins, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 125.0 m including 15.85 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 492.5 m section (386.5 to 747.5 m). In the A2 shear, 80.0 m of composite mineralization including 6.4 m of off-scale radioactivity was intersected. In the A1 shear, 43.0 m of composite mineralization including 9.45 m of off-scale radioactivity was intersected. In addition, 2.0 m of mineralization was intersected northwest of the A1 shear. The hole was terminated at 804 m.

AR-16-98c2

Hole AR-16-98c2 was a directional hole that departed pilot hole AR-16-98c1 at a depth of 255 m. It was designed as a scissor hole to both verify the thickness of near vertically dipping mineralization in the A2 shear and to test the A1 shear in the area of AR-16-84c1. Directional drilling was initiated at 273 m. The A1 and A2 shears were both intersected at an inclination of -72°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semipelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected highly anomalous radioactivity in the A1 and A2 shears that was associated with semi-massive to massive veins, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 110.0 m including 10.05 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 394.5 m section (414.0 to 808.5 m). In the A1 shear 18.5 m of composite mineralization was intersected. In the A2 shear, 85.0 m of composite mineralization including 10.05 m of off-scale radioactivity was intersected. Mineralization in the A2 featured dense accumulations of massive pitchblende and 5.75 m at a minimum radioactivity exceeding 61,000 cps, 4.5 m of which was continuous. In addition, 6.5 m of mineralization was intersected to the northwest of the A1 shear. The hole was terminated at 923 m.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014, Bow Discovery in March 2015 and Harpoon Discovery in August 2016. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.